March 4, 2016

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission
Office of Natural Resources, Division of Corporate Finance

Washington, D.C. 20549

Re:	Rockdale Resources Corporation
Form 10-K for the Fiscal Year ended December 31, 2014 Filed May 26, 2015 Form 10-Q for the Fiscal Quarter ended September 30, 2015 Filed November 23, 2015 (File No. 000-52690)

Dear Mr. Schwall:

Rockdale Resources Corporation (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as per the Comment Letter dated February 18th, 2016 (the “Comment Letter”) and has provided our response to each item below.

We confirm that the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and paragraphs below correspond to the headings and comments in the Comment Letter, with the Staff’s comment presented in bold italicized text. In response to the Comment Letter the Company offers the following responses:

Form 10-K for the Fiscal Year ended December 31, 2014

Business, page 3

Proved Reserves, page 6

1. We have read your response to prior comment one, concerning changes in your estimates of proved undeveloped reserves, including the tabular illustration that you provided which appears to reconcile the changes in proved developed (producing and non-producing) and the changes in proved undeveloped reserves, resulting in an overall increase of 83,416 in “Net Proved Reserves.”

As you may know, Item 1203(b) of Regulation S-K, requires disclosure of material changes solely in proved undeveloped reserves that occurred during the year, which would require that you identify proved undeveloped reserves that were converted to developed reserves. In your response, you indicate that you converted 57,316 net barrels of oil from proved undeveloped to proved developed. If true, this would reduce the net proved undeveloped reserves at the beginning of 2014 from 196,740 barrels to 139,424 net barrels and require an offsetting increase in proved undeveloped reserves of 87,176 barrels to arrive at the 226,600 net barrels of proved undeveloped reserves that you disclosed as of December 31, 2014. However, you indicate revisions in proved undeveloped reserves amounting to only 26,100 barrels related to new well data and 3D seismic attributes.

Please expand your disclosure to provide both a tabulation and narrative explanation for the net changes in proved undeveloped reserve quantities relating to revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed, including sufficient details to reconcile and understand the overall change in net proved undeveloped reserves.

Company Response:

The following table presents the of proved developed and proved undeveloped oil and gas reserves (net of royalty interests) for the Company and changes therein, for the period indicates. The Company has decided to use this table in the amended 10-K submission, rather than the one illustrated in our prior response, as it is easier to understanding than the prior table presented.

Proved developed producing and non-producing reserves	Oil (bbls)
December 31, 2013	29,900
Converted from Undeveloped	57,296
Production	(8,096)
December 31, 2014	79,100

Proved undeveloped reserves	Oil (bbls)
December 31, 2013	196,700
Converted to developed	(57,296)
Revisions to prior estimates	83,396
December 31, 2014	222,800

There are a total of sixteen (16) wells on the lease of which fourteen (14) wells are currently producing. In 2014, seven (7) wells were drilled and the other nine (9) wells were drilled in the previous years. The drilling of those seven (7) wells resulted in 57,296 bbls being converted from Proved Undeveloped (PUD) reserves to Proved Developed (PDP) reserves for the reporting period ending December 31, 2014.

Additionally, as a result of the drilling program and 3D seismic Attribute analysis, an upward revision of 83,396 bbls were made to the company’s proved reserves. We would also like to note that the figures used previously to illustrate the calculations do vary slightly to prior figures. The differences are due to rounding in the calculations.

Financial Statements

Supplemental Information Relating to Oil and Gas Producing Activities (Unaudited), page F-17

Oil and Gas Reserve Information, page F-17

2. We have read your response to prior comment four and note that you will need to also include amongst the various revisions that you have proposed an explanation for the downward revision in the previous estimate of total net proved reserves, amounting to 59,218 barrels as presented on page F-18 of your Form 10-K.

We also note that you propose to revise the classification of the addition of 148,080 net barrels of oil to indicate these reserves are the result of extensions and discoveries. Please confirm for us that your classification is consistent with the FASB ASC 932-235¬50-5(d) definition of extensions and discoveries if true.

Company Response:

The downward revision of 59,218 bbls, labeled as ”Revisions of prior estimates” and the upward revision indicated as 142,080 bbls, labeled as “Purchases of reserves in place”, as presented on page F-18 of our Form 10-K should have been added together and referenced in a single line item with the label “Revisions of prior estimates”. The table has been amended in the forthcoming amended 10-K.

The total reserves remain as indicated previously at 301,900 Bbls. for the period ending December 31, 2014. Those reserves are made up of 222,800 bbls in Proved Undeveloped reserves and 79,100 bbls in both producing and non-producing Proved developed reserves.

Additionally, we confirm that our classification is consistent with the FASB ASC 932-235¬50-5(d) definition of extensions and discoveries to be true due to the discovery of new reservoirs in an old field.

Changes in Standardized Measure of Discounted Future Cash Flows, page F-19

3. Please revise the label relating to the line item “acquisitions of mineral in place, net of production costs” for the period ending December 31, 2014 to reflect the correction in classification identified in your response to prior comment four.

Company Response:

The company intends on revising the line item “acquisitions of mineral in place, net of production costs” for the period ending December 31, 2014 to reflect the correction in classification identified in our response to prior comment four. The revision will be made in the forthcoming amended 2014 10-K.

Form 10-Q for the Fiscal Quarter ended September 30, 2015

4. We understand from your response to prior comment nine that you will be amending your Form 10-Q to provide additional disclosure in Notes 3 and 7 regarding the net revenue interests that equate with the working interests acquired and the status of the underlying properties. Given your response to prior comment 10, regarding your disclosure of a reserve estimate prepared in November 2013 for the prior owner of interests you acquired in November 2015, you should also revise disclosure in Note 7 to clarify the uncertainty about any reserve estimate prepared for the prior owners.

For example, as you indicate that your assumptions about costs and prices would not be consistent with those utilized when that report was prepared, you should address the implications of the differences in these assumptions. Since two years had elapsed, you should also identify any progress and changes to the development plans by the prior owner, and explain how these would have impacted the prior estimates; while also clarifying how you are able to assert that your development plans are consistent with those of the prior owner two year ago, and remain unaffected by the changes in commodity prices and costs of development as indicated in your reply.

If the third party engineer that prepared the estimate for the prior owner did not consent to being named in your filing you should remove the reference along with any estimate of reserves that you are not presenting as your own estimate.

Company Response:

The Company will remove the mention of prior reserve numbers for the Twin Lakes lease and is currently preparing updated reserve calculations to be used for the year-end 2015 reserve report to be included in the upcoming 2015 10-K filing.

As we indicated, our assumptions about costs and prices would not be consistent with those utilized by the prior operator. This is due to recent changes caused by low oil prices. As a direct result of current economic conditions, directly related to the oil and gas industry; the costs of tools, equipment and labor have been reduced. These factors will result in lower costs to implement a development plan that was estimated in a different economic environment.

There have been no changes or any “effective” progress made on the implementation of the development plan over the last two years by the prior owner. We do not plan on changing any of the technical aspects of the development plan but we do anticipate lower costs to execute.

Pelto Oil Company originally drafted the development plan in December 1986. Due to another economic downturn in the oil industry during the late 80’s, nothing was done until Marbob Energy Corporation took over the field on January 15, 1998. Marbob verified the original plan set forth by Pelto Oil and we believe our development plans are consistent with those of the prior owners. They remain unaffected by the changes in commodity prices as the plan to work-over oil wells and introduce a waterflood program is based on geological and other engineering data, which are separate factors then the economics that drive the cost of the implementation.

Financial Statements

Note 3 – Property and Equipment, page 6

5. We understand from your response to prior comment eight that you will be amending the Form 8-K that you filed on September 28, 2015 to include financial statements of the business acquired to comply with Rule 8-04 of Regulation S-X. We will continue our review with that filing once it has been made.

Company Response:

The 8-K dated September 28, 2015 will be amended to include the audited financials, as stated in comment eight of our prior response letter.

Note 7 – Subsequent Events, page 8

6. We have read your response to prior comment 11, indicating that while you do not regard your November 2015 acquisition of a 15% working interest in the Twin Lakes San Andres Unit to be significant, you will nevertheless be filing financial statements for the properties along with your next annual report. Please submit your analysis of each of the criteria outlined in Rule 8-04(b)(1), (2) and (3) of Regulation S-X, along with the underlying financial details; and clarify your plans to include separate audited financial statements with your periodic report, rather than in an amendment to the Form 8-K that you filed to report the acquisition on November 10, 2015.

Company Response:

The Company has elected to amend the response to comment 11 of the prior letter, as the transaction falls significantly below the requirements to provide audited financial statements for the transaction.

The acquisition of a 15% working interest in the Twin Lakes field was at an acquisition cost of $50,014. Immediately prior to the acquisition the total business property owned by the Company had a book basis of $3,579,980. The acquisition cost represented less than 1% of the total owned property, which is well below the 20% threshold that would require audited financials.

* * * * *

We trust this response has addressed the Staff’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Yours Truly,

ROCKDALE RESOURCES CORPORATION

By:	/s/ Zel C. Khan
Zel C. Khan Chief Executive Officer